[Letterhead of BCB Community Bank]
August 20, 2013

Ms. Sharon Blume
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:           Subsequent Correspondence

Dear Ms. Blume,

I am in receipt of your subsequent correspondence to me regarding some follow-up inquiries regarding your initial Comment Letter dated June 28, 2013. First I wish to apologize for my misunderstanding some of the aspects of your initial correspondence. Attached to this response letter, please find several pages of both quantitative and qualitative information which I believe will fulfill the requirements of your inquiries. Attachment 1 illustrates the reconstitution of the “Lending Activities” table on page three of Form 10-K for the Fiscal Year Ended December 31, 2012. The first table provides a disaggregated disclosure of our Loan Portfolio by subset setting forth originated loans, acquired loans recorded at fair value and acquired loans that evidenced credit impairment at acquisition. Please note that prior to 2010, the Company did not have any acquired loans in portfolio. Attachment 1a represents the revision the tabular presentation of the allowance for loan losses providing the same level of disaggregated information. Additionally, please find Attachment 2 which represents the qualitative discussion of the manner in which the allowance is determined for each subset and each loan category within each subset; the related credit trends within the subsets and loan categories; and how the provision for each subset was determined. We confirm that future filings will provide the disclosures revised as noted in the attachments.

Regarding Item 11, Executive Compensation Incorporated from the Definitive Proxy Statement on Schedule 14A, Summary Compensation Table, page 18, no persons other than those individuals that have the designation of Executive Officer have been granted policy making authority by the Company’s Board of Directors. We confirm that should any individual have the authority to act in a manner that would qualify such person as an Executive Officer under item 402 of Regulation S-K the Company will provide the required disclosure to the extent required.

I am hopeful that this response in conjunction with the corresponding attachments favorably addresses those issues specified in your follow-up correspondence. Should you or any member of your staff encounter a question or concern regarding any aspect of the enclosed information, please do not hesitate to contact me.

Sincerely,

/s/ Donald Mindiak
Donald Mindiak
Chief Executive Officer
BCB Bancorp, Inc.

ATTACHMENT 1

Loan Portfolio Composition. The following table sets forth the composition of our loan portfolio by loan type, including Purchased Credit-Impaired ("PCI") loans at the dates indicated.
(In Thousands)

	June 30,			At December 31,
Originated loans:	2013		2012		2011		2010		2009		2008
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Residential one-to-four family	$86,153	9.00%	$78,007	8.33%	$54,609	6.41%	$39,626	5.07%	$76,490	18.70%	$74,039	17.94%
Commercial and multi-family	478,277	49.94%	435,371	46.50%	300,570	35.26%	277,916	35.54%	223,792	54.71%	223,179	54.07%
Construction	26,078	2.72%	22,267	2.38%	13,079	1.53%	16,442	2.10%	51,330	12.55%	62,483	15.14%
Commercial business (1)	47,078	4.92%	47,250	5.05%	51,963	6.10%	44,350	5.67%	22,487	5.50%	14,098	3.42%
Home equity (2)	25,755	2.69%	25,964	2.77%	26,103	3.06%	29,364	3.75%	34,298	8.39%	38,065	9.22%
Consumer	438	0.05%	565	0.06%	357	0.04%	336	0.04%	641	0.15%	920	0.21%

Sub-total	$663,779	69.31%	$609,424	65.10%	$446,681	52.40%	$408,034	52.17%	$409,038	100.00%	$412,784	99.99%

Acquired loans recorded at fair value:

Residential one-to-four family	$109,853	11.47%	$121,983	13.03%	$154,259	18.10%	$180,258	23.05%	$-	0.00%	$-	0.00%
Commercial and multi-family	140,211	14.64%	149,454	15.96%	168,246	19.74%	129,413	16.55%	-	0.00%	-	0.00%
Construction	334	0.03%	1,043	0.11%	1,670	0.20%	1,406	0.18%	-	0.00%	-	0.00%
Commercial business (1)	7,409	0.77%	12,177	1.30%	22,356	2.62%	9,734	1.24%	-	0.00%	-	0.00%
Home equity (2)	30,450	3.18%	34,289	3.66%	42,360	4.97%	34,239	4.38%	-	0.00%	-	0.00%
Consumer	999	0.10%	1,069	0.11%	951	0.11%	1,480	0.19%	-	0.00%	-	0.00%

Sub-total	$289,256	30.20%	$320,015	34.18%	$389,842	45.73%	$356,530	45.59%	$-	0.00%	$-	0.00%

Acquired loans with deteriorated credit:

Residential one-to-four family	$2,154	0.22%	$2,936	0.31%	$9,217	1.08%	$14,551	1.86%	$-	0.00%	$-	0.00%
Commercial and multi-family	2,071	0.22%	3,443	0.37%	3,608	0.42%	2,883	0.37%	-	0.00%	-	0.00%
Construction	-	0.00%	-	0.00%	2,251	0.26%	-	0.00%	-	0.00%	-	0.00%
Commercial business (1)	324	0.03%	241	0.03%	254	0.03%	76	0.01%	-	0.00%	-	0.00%
Home equity (2)	92	0.01%	140	0.01%	612	0.07%	-	0.00%	-	0.00%	-	0.00%
Consumer	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Sub-total	$4,641	0.48%	$6,760	0.72%	$15,942	1.87%	$17,510	2.24%	$-	0.00%	$-	0.00%

Total Loans	957,676	100.00%	936,199	100.00%	852,465	100.00%	782,074	100.00%	409,038	100.00%	412,784	99.99%

Less:

Deferred loan fees, net	1,913		1,535		1,193		556		522		654
Allowance for loan losses	13,673		12,363		10,509		8,417		6,644		5,304

Total loans, net	$942,090		$922,301		$840,763		$773,101		$401,872		$406,826

(1) Includes business lines of credit
(2) Includes home equity lines of credit

ATTACHMENT 2

Allocation of the Allowance for Loan Losses. The following table illustrates the allocation of the allowance for loan losses for each category of loan.
The Allocation of the allowance to each category is not necessarily indicative of future loss in any particular category and does not restrict our use of the allowance to absorb losses in other loan categoroes. ( In Thousands)

	June 30,					At December 31,
Originated loans:	2013		2012		2011		2010		2009		2008
		Percent of		Percent of		Percent of		Percent of		Percent of		Percent of
		Loans in each		Loans in each		Loans in each		Loans in each		Loans in each		Loans in each
		Category in		Category in		Category in		Category in		Category in		Category in
	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans	Amount	Total Loans

Residential one-to-four family	$1,661	9.00%	$1,143	8.33%	$1,086	6.41%	$171	5.07%	$430	18.70%	$688	17.94%
Commercial and multi-family	6,865	49.94%	7,088	46.50%	4,769	35.26%	6,179	35.54%	4,184	12.55%	3,175	54.07%
Construction	1,065	2.72%	866	2.38%	183	1.53%	426	2.10%	1,437	54.71%	941	15.14%
Commercial business (1)	1,557	4.92%	576	5.05%	795	6.10%	1,286	5.67%	365	5.50%	216	3.42%
Home equity (2)	299	2.69%	284	2.77%	329	3.06%	204	3.75%	186	8.39%	167	9.22%
Consumer	17	0.05%	41	0.06%	10	0.04%	18	0.04%	42	0.16%	117	0.22%
Unallocated	388	0.00%	32	0.00%	-	0.00%	133	0.00%	-	0.00%	-	0.00%

Sub-total	$11,852	69.31%	$10,030	65.10%	$7,172	52.40%	$8,417	52.17%	$6,644	100.00%	$5,304	100.00%

Acquired loans recorded at fair value:

Residential one-to-four family	$565	11.47%	$719	13.03%	$1,012	18.10%	$-	23.05%	$-	0.00%	$-	0.00%
Commercial and multi-family	866	14.64%	963	15.96%	559	19.74%	-	16.55%	-	0.00%	-	0.00%
Construction	134	0.03%	93	0.11%	6	0.20%	-	0.18%	-	0.00%	-	0.00%
Commercial business (1)	17	0.77%	244	1.30%	92	2.62%	-	1.24%	-	0.00%	-	0.00%
Home equity (2)	188	3.18%	191	3.66%	315	4.97%	-	4.38%	-	0.00%	-	0.00%
Consumer	37	0.10%	18	0.11%	-	0.11%	-	0.19%	-	0.00%	-	0.00%
Unallocated	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Sub-total	$1,807	30.20%	$2,228	34.18%	$1,984	45.73%	$-	45.59%	$-	0.00%	$-	0.00%

Acquired loans with deteriorated credit:

Residential one-to-four family	$14	0.22%	$105	0.31%	$581	1.08%	$-	1.86%	$-	0.00%	$-	0.00%
Commercial and multi-family	-	0.22%	-	0.37%	470	0.42%	-	0.37%	-	0.00%	-	0.00%
Construction	-	0.00%	-	0.00%	115	0.26%	-	0.00%	-	0.00%	-	0.00%
Commercial business (1)	-	0.03%	-	0.03%	154	0.03%	-	0.01%	-	0.00%	-	0.00%
Home equity (2)	-	0.01%	-	0.01%	33	0.07%	-	0.00%	-	0.00%	-	0.00%
Consumer	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-		-	0.00%
Unallocated	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%

Sub-total	$14	0.48%	$105	0.72%	$1,353	1.87%	$-	2.24%	$-	0.00%	$-	0.00%

Total	$13,673	100.00%	$12,363	100.00%	$10,509	100.00%	$8,417	100.00%	$6,644	100.00%	$5,304	100.00%

Note 7 - Loans Receivable and Allowance for Loan Losses (Continued)

Allowance for Loan Losses

Management reviews the adequacy of the allowance on at least a quarterly basis to ensure that the provision for loan losses has been charged against earnings in an amount necessary to maintain the allowance at a level that is adequate based on management’s assessment of probable estimated losses.  The Company’s methodology for assessing the adequacy of the allowance for loan losses consists of several key elements.  These elements include a general allocated reserve for impaired loans, a specific reserve for impaired loans and an unallocated portion.

The Company consistently applies the following comprehensive methodology.  During the quarterly review of the allowance for loan losses, the Company considers a variety of factors that include:

·	General economic conditions.

·	Trends in charge-offs.

·	Trends and levels of delinquent loans.

·	Trends and levels of non-performing loans, including loans over 90 days delinquent.

·	Trends in volume and terms of loans.

·	Levels of allowance for specific classified loans.

·	Credit concentrations.

The methodology includes the segregation of the loan portfolio by loans that are performing and loans that are impaired. Loans which are performing are evaluated collectively by loan class or loan type. The allowance for performing loans is evaluated based on historical loan loss experience, including consideration of peer loss analysis, with an adjustment for qualitative factors due to economic conditions in the Company’s market. Impaired loans are loans which are 90 days or more delinquent or troubled debt restructured. These loans are individually evaluated for impairment either by current appraisal or net present value of expected cash flows. Management reviews the overall estimate of this allowance for reasonableness and bases the loan loss provision accordingly.

The portfolio of performing loans is segmented into the following loan classes, where the risk level for each class is analyzed when determining the allowance for these loans:

Residential single family real estate loans involve certain risks such as interest rate risk and risk of non-repayment. Adjustable-rate residential family real estate loans decrease the interest rate risk to the Company that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default. At the same time, the marketability of the underlying property may be adversely affected by higher interest rates. Repayment risk can additionally be affected by job loss, divorce, illness and personal bankruptcy of the borrower.

Commercial and multi-family real estate lending entails significant additional risks as compared with residential family property lending. Such loans typically involve large loan balances to single borrowers or groups of related borrowers. The payment experience on such loans is typically dependent on the successful operation of the real estate project. The success of such projects is sensitive to changes in supply and demand conditions in the market for commercial real estate as well as economic conditions generally.

Construction lending is generally considered to involve a high degree of risk due to the concentration of principal in a limited number of loans and borrowers and the effects of the general economic conditions on developers and builders. Moreover, a construction loan can involve additional risks because of the inherent difficulty in estimating both a property’s value at completion of the project and the total  cost (including interest charges to completion) of the project. The nature of these loans is such that they are generally difficult to evaluate and monitor. Additionally, speculative construction loans to a builder are not ordinarily  pre-sold and thus pose a greater potential risk to the Bank than construction loans to individuals on their personal residence.

Commercial business lending is generally considered high risk due to the concentration of principal in a limited number of loans and borrowers and the impact changing general economic conditions have on the business. Commercial business loans and lines of credit are primarily secured by inventories and other business assets. In most cases, any repossessed collateral for a defaulted commercial business loans will not provide an adequate source of repayment of the outstanding loan balance.

Home equity lending entails certain risks such as interest rate risk and risk of non-repayment. The marketability of the underlying property may be adversely affected by higher interest rates, decreasing the value of collateral securing the loan. Repayment risk can be affected by job loss, divorce, illness and personal bankruptcy of the borrower.

Home equity line of credit lending entails securing an equity interest in the borrower’s home. The principle risk associated with this type of lending is that the marketability of the underlying property may be adversely affected by higher interest rates. Repayment risk can additionally be affected by job loss, divorce, illness and personal bankruptcy of the borrower. This type of lending is often priced on an adjustable rate basis with the rate set at or above a predefined index. Adjustable-rate loans decrease the interest rate risk to the Company that is associated with changes in interest rates but involve other risks, primarily because as interest rates rise, the payment by the borrower rises to the extent permitted by the terms of the loan, thereby increasing the potential for default.

Consumer loans generally have more credit risk than loans secured by real estate because of the type and nature of the collateral and, in certain cases, the absence of collateral. Consumer loans generally have shorter terms and higher interest rates than other lending. In addition, consumer lending collections are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely effected by job loss, divorce, illness and personal bankruptcy. In most cases, any repossessed collateral for a defaulted consumer loan will not provide an adequate source of repayment of the outstanding loan.

            Acquired Loans added to portfolio via our purchase of Banks are recorded at fair value with no carryover of a related allowance for loan losses. Determining the fair value of the loans involves estimating the amount and timing of principal and interest cash flows expected to be collected on the loans and discounting those cash flows at a market rate of interest.

           We have acquired loans in two separate acquisitions.(Pamrapo Savings Bank in 2010 “Pamrapo” and Allegiance Community Bank in 2011 “Allegiance”)  For each acquisition, we reviewed all acquired loans and considered the following factors as indicators that such an acquired loan had evidence of deterioration in credit quality and was therefore in the scope of Accounting Standards Codification (“ASC”) 310-30:

•	Loans that were 90 days or more past due,

•
Loans that had an internal risk rating of substandard or worse. Substandard is consistent with regulatory definitions and is defined as having a well defined weakness that jeopardizes liquidation of the loan,

•	Loans that were classified as nonaccrual by the acquired bank at the time of acquisition, or,

•	Loans that had been previously modified in a troubled debt restructuring.

          Any acquired loans that were not individually in the scope of ASC 310-30 because they did not meet the criteria above were accounted for under ASC 310-20 (Nonrefundable fees and other costs.)  Charge-offs of the principal amount on acquired loans accounted for under ASC 310-20 would be charged off against the allowance for loan losses.

Acquired loans accounted for under ASC 310-30

           We performed a fair market valuation on each of the loans and each loan was recorded at a discount which includes the establishment of an associated “Credit Mark” reducing the carrying value of that loan to its fair value at the time of acquisition. We determined that at least part of the discount on the acquired loans was attributable to credit quality by reference to the valuation model used to estimate the fair value of the loan. The valuation model incorporated lifetime expected credit losses into the loans’ fair valuation in consideration of factors such as evidence of credit deterioration since origination and the amounts of contractually required principal and interest that we did not expect to collect as of the acquisition date.
The excess of expected cash flows from acquired loans over the estimated fair value of acquired loans at acquisition is referred to as the accretable discount and is recognized into interest income over the remaining life of the acquired loans using the interest method. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is referred to as the nonaccretable discount. The nonaccretable discount represents estimated future credit losses expected to be incurred over the life of the acquired loans.

           Subsequent decreases to the expected cash flows require us to evaluate the need for an addition to the allowance for loan losses. Subsequent improvements in expected cash flows result in the reversal of a corresponding amount of the nonaccretable discount which we then reclassify as accreteble discount that is recognized into interest income over the remaining life of the loan using the interest method. Our evaluation of the amount of future cash flows that we expect to collect takes into account actual credit performance of the acquired loans to date and our best estimates for the expected lifetime credit performance of the loans using currently available information. Charge-offs of the principal amount on acquired loans would be first applied to the nonaccretable discount portion of the fair value adjustment. To the extent that we experience a deterioration in credit quality in our expected cash flows subsequent to the acquisition of the loans, an allowance for loan losses would be established based on our estimate of future credit losses over the remaining life of the loans.

           In accordance with ASC 310-30, recognition of income is dependent on having a reasonable expectation about the timing and amount of cash flows expected to be collected.  We perform such an evaluation on a quarterly basis on our acquired loans individually accounted for under ASC 310-30.
Cash flows for acquired loans individually accounted for under ASC 310-30 are estimated on a quarterly basis.  Based on this evaluation, a determination is made as to whether or not we have a reasonable expectation about the timing and amount of cash flows.  Such an expectation includes cash flows from normal customer repayment, foreclosure or other collection efforts. To the extent that we cannot reasonably estimate cash flows, interest income recognition is discontinued.

Note 7 - Loans Receivable and Allowance for Loan Losses (Continued)

The Company also maintains an unallocated allowance.  The unallocated allowance is used to cover any factors or conditions which may cause a potential loan loss but are not specifically identifiable.  It is prudent to maintain an unallocated portion of the allowance because no matter how detailed an analysis of potential loan losses is performed, these estimates lack some element of precision.  Management must make estimates using assumptions and information that is often subjective and changing rapidly. In addition, as an integral part of their examination process, the Federal Deposit Insurance Corporation will periodically review the allowance for loan losses and may require us to adjust the allowance based on their analysis of information available to it at the time of its examination.

Classified Assets.  The Company’s policies provide for a classification system for problem assets.  Under this classification system, problem assets are classified as “substandard,” “doubtful,” “loss” or “special mention.”  An asset is considered substandard if it is inadequately protected by its current net worth and paying capacity of the borrower or of the collateral pledged, if any. Substandard assets include those characterized by the “distinct possibility” that “some loss” will be sustained if the deficiencies are not corrected.  Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weakness present makes “collection or liquidation in full” on the basis of currently existing facts, conditions, and values, “highly questionable and improbable.”  Assets classified as loss are those considered “uncollectible” and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted, and the loan, or a portion thereof, is charged-off.  Assets may be designated special mention because of potential weaknesses that do not currently warrant classification in one of the aforementioned categories.

When the Company classifies problem loans, it may establish general allowances for loan losses in an amount deemed prudent by management.  General allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been allocated to particular problem assets. A portion of general loss allowances established to cover possible losses related to assets classified as substandard or doubtful may be included in determining our regulatory capital. Specific valuation allowances for loan losses generally do not qualify as regulatory capital. As of June 30, 2013, we had $8.4 million in loans classified as doubtful, $15.5 million in loans classified as substandard, and $15.8 million in loans classified as special mention. The loans classified as substandard represent primarily commercial loans secured either by residential real estate, commercial real estate or heavy equipment.  The loans that have been classified substandard were classified as such primarily because either updated financial information has not been provided timely, or the collateral underlying the loan is in the process of being revalued.

The Company’s internal credit risk grades are based on the definitions currently utilized by the banking regulatory agencies.  The grades assigned and definitions are as follows, and loans graded excellent, above average, good and watch list (risk ratings 1-4) are treated as “pass” for grading purposes:

5 – Special Mention- Loans currently performing but with potential weaknesses including adverse trends in borrower’s operations, credit quality, financial strength, or possible collateral deficiency.

6 – Substandard- Loans that are inadequately protected by current sound worth, paying capacity, and collateral support. The loan needs special and corrective attention.

7 – Doubtful- Weaknesses in credit quality and collateral support make full collection improbable, but pending reasonable factors remain sufficient to defer the loss status.

8 – Loss- Continuance as a bankable asset is not warranted. However, this does not preclude future attempts at partial recovery.

The current methodology for this calculation is determined with the Company’s specific Historical Loss Percentage (“HLP”) for each loan type, using two years of prior Company data (or eight quarters). The relative weights of prior quarters are decayed logarithmically and are further adjusted based on the trend of the historical loss percentage at the time. Also, instead of applying consistent percentages to each of the credit risk grades, the current methodology applies a higher factor to classified loans based on a delinquency risk trend and concentration risk trend by using the past due and non-accrual as a percentage of the specific loan category.